MGO Certified Public Accountants

January 13, 2021

Terry Buffalo, Principal Executive Office
American Cannabis Company, Inc.
2590 Walnut Street, Suite 6
Denver, Colorado 80205

Dear Terry:

The purpose of this letter is to provide formal notice that due to the recent events of Hall & Company (H&Co) merging with Macias Gini & O'Connell LLP ("MGO"), H&Co will cease to render any professional services to American Cannabis Company, Inc. (also referred to herein as the "Company") for the year ended December 31, 2020 and as outlined in our engagement letter dated January 12, 2021, all services have been transitioned to MGO and will be performed by MGO.

Sincerely,

Macias Gini & O'Connell LLP

Macias Gini & O'Connell LLP
111 Pacifica, Suite 300
Irvine, CA 92618

Approved by: Terry Buffalo

Title: CEO / CFO

Date: 1-13-2021